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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2004

                        Commission File Number: 001-12518

                      BANCO SANTANDER CENTRAL HISPANO, S.A.
                 (Translation of registrant's name into English)

                              PLAZA DE CANALEJAS, 1
                               28014 MADRID, SPAIN
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F   X                 Form 40-F
                           -----                         -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes                           No        X
                           -----                         -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes                           No        X
                           -----                         -----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes                           No        X
                           -----                         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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

                      BANCO SANTANDER CENTRAL HISPANO, S.A.

                                TABLE OF CONTENTS


  ITEM
  ----

   1. Press release dated July 26, 2004 titled, "Recommended acquisition by Banco Santander of Abbey National plc".

                                                                         ITEM 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN.

[Grupo Santander LOGO][abbey LOGO]




FOR IMMEDIATE RELEASE

        RECOMMENDED ACQUISITION BY BANCO SANTANDER OF ABBEY NATIONAL PLC

                                                                    26 JULY 2004

SUMMARY

o The boards of Banco Santander and Abbey announce that they have reached agreement on the terms of a recommended acquisition by Banco Santander of Abbey, which is expected to be effected by means of a scheme of arrangement under section 425 of the Companies Act.

o Under the terms of the Acquisition, Abbey Shareholders will receive 1 New Banco Santander Share for every 1 Abbey Share. Prior to the Effective Date, Abbey will declare a special dividend of 25 pence plus 6 pence for a dividend differential, totalling 31 pence in cash per Abbey Share to Abbey Shareholders on the register 3 Business Days prior to the Effective Date (subject to adjustment if the Effective Date is earlier than 2 November 2004 or later than 2 February 2005, as described in paragraph 3 of the following announcement).

o The terms of the Acquisition are based on the equity market capitalisations of the two companies over the last three months and (taking into account the special dividend) represent a premium for Abbey Shareholders of approximately 28.6 per cent.(2,) valuing each Abbey Share at 603 pence (609 pence taking into account 6 pence for dividend differential) and the entire issued ordinary share capital of Abbey at approximately (pound)8.9bn ((euro)13.4bn)(1,2).

--------------------------------------------------------------------------------
(1) On the basis of the average closing mid-market prices for Banco Santander Shares of (euro)8.70 and Abbey Shares of 469 pence for the three month period up to and including 22 July 2004, the last Business Day prior to the commencement of the offer period, and an exchange rate of
    (euro)1.50545:(pound)1.00.

(2) Excluding 6 pence for dividend differential.

o Based on the Closing Price of a Banco Santander Share on 22 July 20043 the terms of the Acquisition (taking into account the special dividend) represent a premium for Abbey Shareholders of approximately 17.(3) per cent.(2,) valuing each Abbey Share at 578 pence (584 pence taking into account 6 pence for dividend differential) and the entire issued ordinary share capital of Abbey at approximately (pound)8.5bn ((euro)12.8bn)1-2.

o If the Acquisition had become effective today, existing Banco Santander Shareholders would own approximately 76.4 per cent. of the issued share capital of Banco Santander as enlarged by the Acquisition and existing Abbey Shareholders approximately 23.6 per cent.

o The combination of Banco Santander with Abbey will create a unique multi-local retail bank and the tenth largest bank in the world by market capitalisation.

o Banco Santander believes that Abbey is an attractive platform through which to enter the profitable UK banking market, with significant potential.

o Banco Santander estimates that a combination with Abbey will lead to an additional contribution to earnings before tax from cost and revenue synergies of (euro)560 million by the third year following completion of the transaction.

o It is expected that the Acquisition will lead to accretion in Banco Santander's earnings per share including cost and revenue synergies and share repurchases (before exceptional items) from 2006.

      THIS STATEMENT AS TO FINANCIAL ACCRETION IS NOT INTENDED TO MEAN THAT BANCO SANTANDER'S FUTURE EARNINGS PER SHARE WILL NECESSARILY EXCEED OR MATCH THOSE OF ANY PRIOR YEAR.

o Banco Santander has authorisation from its board of directors to purchase up to 190 million shares representing approximately 4 per cent. of its issued share capital. Banco Santander intends to utilise this authority throughout the period of the Acquisition.

o It is intended that the Acquisition will be implemented by way of a scheme of arrangement under section 425 of the Companies Act. It is expected that the Scheme Document will be posted in September 2004 and that, subject to the satisfaction, or where relevant waiver, of all relevant conditions, the Scheme will become effective and the Acquisition completed by the end of 2004.

o The Abbey Board, which has been so advised by Morgan Stanley, considers the terms of the Acquisition to be fair and reasonable. In providing advice to the Abbey Board, Morgan Stanley has taken into account the commercial assessment of the Abbey Board. Accordingly, the Abbey Board intends unanimously to recommend that Abbey Shareholders vote in favour of the Scheme. The directors of Abbey have confirmed to Banco Santander that they intend to vote in favour of the Scheme in respect of their own respective beneficial holdings of Abbey Shares (representing, in aggregate, approximately 0.1 per cent. of the issued share capital of Abbey).

--------------------------------------------------------------------------------
(3) The last Business Day prior to the commencement of the offer period.

o The Acquisition is conditional on, amongst other things, certain approvals by Banco Santander Shareholders and Abbey Shareholders, and the sanction of the Scheme by the Court. Banco Santander Shareholders' approval is required to increase Banco Santander's share capital in order to issue the New Banco Santander Shares. This approval will be sought at the Banco Santander General Shareholders Meeting. This capital increase must then be registered with the CNMV. Regulatory clearances from, inter alia, the European Commission, the Financial Services Authority and the Bank of Spain will also need to be obtained. Approval of the Acquisition will also be sought from Abbey Shareholders at the Court Meeting and the Abbey Extraordinary General Meeting. In order to become effective, the Scheme must be approved by a majority in number representing three-fourths in value of the Abbey Shares that are voted at the Court Meeting. In addition, a special resolution implementing the Scheme and sanctioning the related reduction of capital must be passed by Abbey Shareholders representing 75 per cent. of the votes cast at the Abbey Extraordinary General Meeting.

o Banco Santander is a group of banking and financial companies that operates through a network of offices and subsidiaries across Spain and other European and Latin American countries. As at 31 December 2003, Banco Santander Group was the second largest banking group in the Euro zone by market capitalisation. The company has its headquarters in Madrid. Its shares are listed on the Bolsas de Valores (and quoted through the Automated Quotation System of the Bolsas de Valores) in Spain, and on the Lisbon, Milan, Buenos Aires and New York (through Banco Santander ADRs) stock exchanges, with a market capitalisation of approximately (euro)44.8 billion at 31 December 2003.

Commenting on the Acquisition, Emilio Botin, Chairman of Banco Santander said:

"Abbey's leading position in the UK mortgage market, combined with its strong distribution network, represents for Banco Santander and Abbey shareholders a value creating opportunity based on the application of Banco Santander's commercial and technological best practices to Abbey's banking operations. Abbey's business will contribute to reinforce our pan-European franchise and provides the Group with a more balanced stream of earnings."

Luqman Arnold, Chief Executive of Abbey, said:

"Banco Santander's outstanding retail financial services skills - both marketing and operational - will provide key resources and know-how to accelerate implementation of Abbey's personal financial services strategy whilst simultaneously reducing execution risk. Our shared commitment to consumers will bring undoubted benefits to our customers and shareholders. Banco Santander's proven ability to operate successfully in a diverse range of countries and cultures bodes well for the success of the combination."

The Acquisition will be governed by English law and will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. In addition, the Acquisition will be subject to the applicable requirements of Spanish law and regulation.

This summary should be read in conjunction with the full text of the following announcement. Appendix III to the following announcement contains definitions of certain terms used in this summary and the following announcement.

Banco Santander is being advised by Goldman Sachs, JPMorgan and Merrill Lynch. Abbey is being advised by Morgan Stanley. Lehman Brothers International and UBS Investment Bank are acting as joint brokers to Abbey.

There will be a joint analysts and investors presentation in London today at Goldman Sachs International, Rivercourt Building, 120 Fleet Street, London EC4A 2BB. There will also be a dial-in conference call facility for the presentation; dial-in details are as follows:

UK (freephone):                         0800 279 9640
UK International:                       + 44 207 019 9504

Spain (freephone):                      800 099 797
Spain International                     + 34 91 414 4071

Participants are requested to dial in 15 minutes prior to the commencement of the conference.

The presentation will be available on the following links:

      http://w3.cantos.com/04/group-sa-407-ebeia/index.php

      http://w3.cantos.com/04/abbey-na-407-1dtmt/index.php

ENQUIRIES:

PRESS:

BANCO SANTANDER

Keith Grant (Head of International Media)          + 34 91 289 5206
Peter Greiff (Deputy Head of International Media)  + 34 91 289 5207

INVESTORS AND ANALYSTS

Ana Wang                                           + 34 91 259 6516
                                                   + 34 91 259 6520

GOLDMAN SACHS INTERNATIONAL                        JPMORGAN

Mike Esposito     + 44 207 774 1000                Terry Eccles         + 44 207 325 4169
Guillermo Garcia  + 44 207 774 1000                Piers Davison        + 44 207 325 4169

MERRILL LYNCH

Andrea Orcel                                       + 44 207 628 1000
Michael Findlay                                    + 44 207 628 1000

ABBEY

INVESTORS AND ANALYSTS

Jonathan Burgess                                   + 44 207 756 4182

ABBEY MEDIA RELATIONS

Thomas Coops                                       + 44 207 756 5536
Christina Mills                                    + 44 207 756 4212
Matthew Young                                      + 44 207 756 4232

MORGAN STANLEY

Simon Robey                                        + 44 207 425 5555
Caroline Silver                                    + 44 207 425 5555
William Chalmers                                   + 44 207 425 5555

JOINT BROKERS TO ABBEY

LEHMAN BROTHERS INTERNATIONAL                      UBS INVESTMENT BANK

Stephen Pull      + 44 207 102 1000                Tim Waddell          + 44 207 567 8000
Charles King      + 44 207 102 1000                Christopher Smith    + 44 207 567 8000

BRUNSWICK

Susan Gilchrist                                    + 44 207 404 5959
John Sunnucks                                      + 44 207 404 5959

The availability of the Acquisition to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Banco Santander resulting from and following the implementation of the Scheme. These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, Banco Santander's ability to successfully combine the businesses of Banco Santander and Abbey and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. Neither Banco Santander nor Abbey undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities. The New Banco Santander Shares to be issued to Abbey Shareholders under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Banco Santander Shares have been, or will be, applied for in any jurisdiction. It is expected that the New Banco Santander Shares will be issued in reliance upon the exemption from the registration requirements of that Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, Abbey Shareholders who are or will be "affiliates" of Abbey or Banco Santander prior to, or of Banco Santander after, the Effective Date will be subject to certain transfer restrictions relating to the New Banco Santander Shares received in connection with the Scheme.

Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Banco Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to customers of Goldman Sachs nor for providing advice in relation to the Acquisition, or any matter referred to herein.

JPMorgan, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Banco Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to customers of JPMorgan nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Banco Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to clients of Merrill Lynch nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Lehman Brothers International is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Lehman Brothers International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

USB Investment Bank is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of USB Investment Bank nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Banco Santander or of Abbey, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Banco Santander or Abbey is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service (as specified in the Listing Rules) and the Panel by not later than 12.00 noon (London time) on the Business Day following the date of the transaction of every dealing in such securities during the period to the date on which the Scheme becomes effective (or, if applicable, the Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn). Dealings by Banco Santander or by Abbey or by their respective "associates" (within the definition set out in the City Code) in any class of securities of Banco Santander or Abbey until the end of such period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN.

FOR IMMEDIATE RELEASE

      RECOMMENDED ACQUISITION BY BANCO SANTANDER OF ABBEY NATIONAL PLC

1.    INTRODUCTION

      The boards of Banco Santander and Abbey announce that they have reached agreement on the terms of a recommended acquisition by Banco Santander of Abbey which is expected to be effected by means of a scheme of arrangement under section 425 of the Companies Act.

      The terms of the Acquisition are based on the equity market capitalisations of the two companies over the last three months and (taking into account the special dividend) represent a premium for Abbey Shareholders of approximately 28.6 per cent.(5,) valuing each Abbey Share at 603 pence (609 pence taking into account 6 pence for dividend differential) and the entire issued ordinary share capital at approximately (pound)8.9bn ((euro)13.4bn)(4,5).

      Based on the Closing Price of a Banco Santander Share on 22 July 2004(6) the terms of the Acquisition represent a premium for Abbey Shareholders of approximately 17.3 per cent., valuing each Abbey Share at 578 pence (584 pence taking into account 6 pence for dividend differential) and the entire issued ordinary share capital of Abbey at approximately (pound)8.5bn ((euro)12.8bn)(4,5).

      The Abbey Board, which has been so advised by Morgan Stanley, considers the terms of the Acquisition to be fair and reasonable. In providing advice to the Abbey Board, Morgan Stanley has taken into account the commercial assessment of the Abbey Board. Accordingly, the Abbey Board intends unanimously to recommend that Abbey Shareholders vote in favour of the Scheme. The directors of Abbey have confirmed to Banco Santander that they intend to vote in favour of the Scheme in respect of their own respective beneficial holdings of Abbey Shares (representing, in aggregate, approximately 0.1 per cent. of the issued ordinary share capital of Abbey).

      The sources and bases of information contained in this announcement are set out in Appendix II. The definitions of certain expressions used in this announcement are contained in Appendix III.

--------------------------------------------------------------------------------
(4) On the basis of the average closing mid-market prices for Banco Santander Shares of (euro)8.70 and Abbey Shares of 469 pence for the three month period up to and including 22 July 2004, the last Business Day prior to the commencement of the offer period, and an exchange rate of
    (euro)1.50545:(pound)1.00.

(5) Excluding 6 pence for dividend differential.

(6) The last Business Day prior to the commencement of the offer period. Based on an exchange rate of (euro)1.50545:(pound)1.00.

2.    THE ACQUISITION

      Under the Scheme, and subject to the Conditions and further terms set out in Appendix I and the full terms and conditions that will be set out in the Scheme Document, Banco Santander will issue New Banco Santander Shares to Abbey Shareholders on the following basis:

      FOR EVERY 1 ABBEY SHARE              1 NEW BANCO SANTANDER SHARE

      FOR EVERY 1 ABBEY ADS                2 NEW BANCO SANTANDER ADRS

      and so in proportion for any other number of Abbey Shares. Prior to the Effective Date, Abbey will declare a special dividend of 25 pence and 6 pence for dividend differential, totalling 31 pence in cash per Abbey Share to Abbey Shareholders on the register 3 Business Days prior to the Effective Date (subject to adjustment if the Effective Date is earlier than 2 November 2004 or later than 2 February 2005, as described in paragraph 3 of this announcement).

      The terms of the Acquisition are based on the equity market capitalisations of the two companies over the last three months. The terms of the Acquisition (taking into account the special dividend) represent a premium for Abbey Shareholders of approximately 28.6 per cent.(8,) valuing each Abbey Share at 603 pence (609 pence taking into account 6 pence for dividend differential) and the entire issued ordinary share capital of Abbey at approximately (pound)8.9bn ((euro)13.4bn)(7,8). Based on the Closing Price of a Banco Santander Share on 22 July 2004(9) the terms of the Acquisition (taking into account the special dividend) represent a premium for each Abbey Share of approximately 17.3 per cent.(8,) valuing each Abbey Share at 578 pence (584 pence taking into account 6 pence for dividend differential) and the entire issued ordinary share capital of Abbey at approximately (pound)8.5bn ((euro)12.8bn)(7, 8).

      If the Scheme becomes effective the Abbey Shares will be disposed of by Abbey Shareholders fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching to them after the date of this announcement (other than the interim dividend of 8.33 pence declared today and the special dividend of 25 pence and the 6 pence dividend differential (subject to adjustment as described above)).

      If the Acquisition had become effective today, existing Banco Santander Shareholders would own approximately 76.4 per cent. of the issued share capital of Banco Santander as enlarged by the Acquisition and existing Abbey Shareholders approximately 23.6 per cent.

--------------------------------------------------------------------------------

(7) On the basis of the average closing mid-market prices for Banco Santander Shares of (euro)8.70 and Abbey Shares of 469 pence for the three month period up to and including 22 July 2004, the last Business Day prior to the commencement of the Offer Period, and an exchange rate of
    (euro)1.50545:(pound)1.00.

(8) Excluding 6 pence for dividend differential.

(9) The last Business Day prior to the commencement of the offer period.

      The Acquisition will be subject to the conditions and terms set out or referred to in Appendix I of this announcement and in the Scheme Document. It is expected that, subject to the satisfaction or, where relevant, waiver of all of the conditions to the Scheme, the Scheme will become effective and the Acquisition completed by the end of 2004.

      Other than any Banco Santander Shares purchased and cancelled pursuant to the Banco Santander Repurchase Programme or any Banco Santander Shares issued pursuant to Banco Santander share option schemes, if any changes are made to Banco Santander's share capital or Banco Santander makes an extraordinary distribution (but excluding for the avoidance of doubt any dividends made in the ordinary course) in cash or specie other than in exchange for fair value in cash or specie (the "BANCO SANTANDER SHARE CAPITAL CHANGE") in either case, after the date of this announcement but before the Effective Date, such adjustments shall be made to the Exchange Ratio as Goldman Sachs, JPMorgan, Merrill Lynch and Morgan Stanley agree are fair and reasonable such that the Exchange Ratio is what it would have been had it been calculated immediately prior to the release of this announcement had the relevant Banco Santander Share Capital Change already occurred.

3.    THE NEW BANCO SANTANDER SHARES

      The New Banco Santander Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Banco Santander Shares and will be entitled to all dividends and other distributions declared or paid by Banco Santander by reference to a record date on or after the Effective Date but not otherwise. Banco Santander pays dividends quarterly. It is expected that the record date for the third and fourth interim dividend declared by Banco Santander in respect of 2004 will be after the Effective Date. In the event that the record date for either or both such payments or any subsequent dividend payments declared by Banco Santander falls prior to the Effective Date then the special dividend announced on 26 July 2004 will be increased by the amount of such dividend(s) to compensate the Abbey Shareholders for the delay (but after deducting any final dividend declared by Abbey in respect of the financial year ending 31 December 2004). In the unlikely event that the Effective Date is prior to the record date for Banco Santander's second interim dividend in respect of 2004 (expected to be 1 November 2004) then the 6 pence dividend differential forming part of the special dividend announced on 26 July 2004 will be reduced by the amount of such dividend.

      Further details of the rights attaching to the New Banco Santander Shares and a description of the material differences between the rights attaching to the New Banco Santander Shares and the Abbey Shares will be set out in the Scheme Document.

      Banco Santander's ordinary shares are listed on the Bolsas de Valores (and quoted through the Automated Quotation System of the Bolsas de Valores) in Spain and on Lisbon, Milan, Buenos Aires and New York (through Banco Santander ADRs) stock exchanges. Applications will be made for the New Banco Santander Shares to be admitted to listing on these exchanges. Banco Santander had a market capitalisation of approximately (euro)39.7 billion (approximately (pound)26.4 billion) as at 22 July 2004, the last Business Day prior to the commencement of the offer period.

      Subject to clarifying certain legal and regulatory issues and to the agreement of the Panel, it is proposed that Banco Santander will provide a dealing facility to Abbey Shareholders who own 2,000 or less Abbey Shares under which the New Banco Santander Shares to which such shareholders become entitled may be sold through Abbey's UK branch network for their benefit and under which such shareholders would receive the sale proceeds in sterling without incurring dealing charges or foreign exchange commission. Details of any such facility will be provided in the Scheme Document.

4.    BANCO SANTANDER SHARE REPURCHASE PROGRAMME

      At a shareholders' meeting of 19 June 2004, Banco Santander was reauthorised to purchase Banco Santander Shares substantially on the same terms as those authorised in the previous year's shareholders' meeting.

      Banco Santander has carried out its customary market making activities pursuant to this shareholders' authorisation since the date of the authorisation and expects to continue to do so. Banco Santander intends to purchase Banco Santander Shares during the course of the Acquisition. These activities will be conducted under a share repurchase programme authorised by the Banco Santander Board for the purpose of reducing Banco Santander's share capital and will be carried out under the following terms and conditions:

      (i) the maximum number of Banco Santander Shares which may be acquired is 190 million shares representing approximately 4 per cent. of Banco Santander's share capital;

      (ii) the maximum acquisition price will be (euro)9.77 per share, being the maximum price of the shares during the last 12 months;

      (iii) the entity acquiring the shares will be an entity of the group named Pereda Gestion S.A. and, purchase orders and, as the case may be, sale orders (as provided for under Article 6.2 of Regulations (CE) no 2273/2003 of the Commission), will be carried out through a person within Santander Central Hispano Bolsa, S.V., S.A.; effective Chinese Walls have been established between the persons in charge of privileged information directly or indirectly related to Banco Santander and such persons or entities involved in the trades regarding Banco Santander Shares; and

      (iv) the Repurchase Programme will be in force as from the date of the announcement of the Acquisition until completion of the Acquisition.

      The terms, conditions and restrictions under which the Repurchase Programme will be governed are set forth in Regulation (CE) no 2273/2003 of the Commission dated 22 December 2003.

      Any interruption or amendment of this Repurchase Programme will be notified to the National Securities Exchange Commission through a "material fact" (Hecho Relevante).

5.    BACKGROUND TO AND REASONS FOR THE ACQUISITION

      The Banco Santander Board and Abbey Board believe that a combination of the companies will create a premier international banking franchise. This merger will leverage Banco Santander's retail banking skills which have been developed in multiple geographies to improve Abbey's banking business in the UK.

5.1   Formation of a unique multi-local retail bank

      Over the past decade, Banco Santander has built a global retail bank. In Europe, Banco Santander has the largest retail bank in Spain (an 18 per cent. deposit market share), and the third largest in Portugal (an 11 per cent. deposit market share). Banco Santander has consumer finance operations in Germany, Italy, Scandinavia and Poland. In Latin America, Banco Santander has operations in Chile (an 18 per cent. deposit market share), in Mexico (a 14 per cent. deposit market share), and in Brazil (a
      4.1 per cent. deposit market share).

      The combination of Banco Santander and Abbey will create a well diversified, global retail bank. Retail banking will represent approximately 85 per cent. of combined revenues(10), a higher percentage than most of the other largest banks. The bank will have a well diversified earnings mix coming from high growth and mature, stable economies: 47 per cent. Euro zone, 21 per cent. UK and 31 per cent. Latin America. Over 90 per cent. of the combined loan portfolio will be in countries rated "AA" or better. Management of Banco Santander believes that this retail focus, coupled with geographic diversity will produce attractive growth and enhanced returns.

      The acquisition of Abbey by Banco Santander will create the tenth largest bank in the world in terms of market capitalisation and the fourth largest bank in Europe.

      Banco Santander believes that UK retail banking is an attractive market in a European context. The UK is Europe's second largest economy and has a stable macroeconomic environment and a profitable banking industry by return on equity standards.

      Banco Santander believes that Abbey is an attractive platform through which to enter the UK market. Further, Banco Santander management believes that it can improve the franchise through greater efficiencies and greater leverage of Abbey's customer relationships.

      Abbey has a large distribution system with 741 branches in the UK, telephone and internet channels, as well as relationships with financial intermediaries. Through these channels, Abbey has access to 17.8 million customers. Abbey is the second largest residential mortgage provider in the UK with an 11 per cent. market share and has the sixth largest share of current accounts.

      The Board of Banco Santander believe that the proposed transaction will create benefits for Abbey's customers and create value for both Banco Santander and Abbey shareholders through improvements in Abbey's customer offering and implementation of technology-based efficiency programmes that Banco Santander has successfully executed in other countries.

--------------------------------------------------------------------------------
(10) Abbey Retail Banking includes only PFS revenues. Aggregation of 2003 figures.

5.2   Financial benefits of the Acquisition

      The Banco Santander Board believes that the combination of Banco Santander and Abbey will create substantial value through both cost reduction and revenue benefits.

      Abbey's management has recently implemented a successful restructuring plan. Abbey has sold the vast majority of its higher risk, wholesale assets in the Portfolio Business Unit and has lowered the risk profile of its insurance business. However, Abbey Personal Financial Services, Banking & Savings expense ratio at 52.7 per cent. (2003 full year trading basis) remains high relative to peers. The Banco Santander Board believes that it can deliver, through the application of Banco Santander's skills and technology, additional efficiency cost savings amounting to (euro)450 million per annum, within three years following completion of the transaction.

      The full implementation of Banco Santander's intended efficiency cost saving plan is expected to take around 3 years from completion of the transaction. The Board of Banco Santander believes that it would be able to deliver (euro)150m of run-rate cost savings in the first full year,
      (euro)300m in the second year and (euro)450m in the third year, following completion of the transaction via near term cost reduction initiatives, which would be based on accelerating and supplementing existing Abbey projects.

      In 2005 and 2006, Banco Santander has identified numerous specific cost saving initiatives and expects significant savings in information technology by eliminating certain systems development projects which overlap with those of Banco Santander. An example would be the core banking system. Banco Santander's operating philosophy is to invest in customer facing areas whilst extracting maximum efficiency from how it runs the back office.

      The cost savings that will start to materialise from 2007 onwards will be based on a thorough re-engineering of Abbey's core systems and processes, and will imply significant reductions in the size of middle and back office processing areas, improved productivity in branches and improved use of IT infrastructure. Banco Santander has introduced a similar efficiency programme in Spain that has led to and will continue to result in cost savings in these areas. Banco Santander has also successfully transferred the skills developed during this efficiency programme across national borders to businesses within the Banco Santander group in Portugal. In all cases, these cost savings have been implemented by local management teams.

      Banco Santander expects to generate substantial revenue synergies by accelerating the development of Abbey's underleveraged franchise. Banco Santander management believes that the volume of Abbey products per customer is well below many of its UK peers. Banco Santander plans to implement some of its consumer finance systems and marketing strategies to grow Abbey's personal unsecured lending business. On the insurance side, Banco Santander believes it can significantly increase the penetration of general insurance and protection products by more effectively selling to Abbey's mortgage customer base. In addition, Banco Santander plans to improve the sale of insurance-based investments and pensions. These synergies are expected to produce approximately (euro)110 million of earnings before tax by 2007.

      It is expected that the Acquisition will lead to accretion in Banco Santander's earnings per share including cost and revenue synergies and share repurchases (before exceptional items) from 2006.

      THIS STATEMENT AS TO FINANCIAL ACCRETION IS NOT INTENDED TO MEAN THAT BANCO SANTANDER'S FUTURE EARNINGS PER SHARE WILL NECESSARILY EXCEED OR MATCH THOSE OF ANY PRIOR YEAR.

      In order to achieve these synergies, Banco Santander expects to incur one-off restructuring and investment charges of around (euro)680 million over the three-year period following completion of the transaction.

      The combined Group is also anticipating a reduction of its overall cost of capital through an improved global balanced business mix.

      Banco Santander anticipates adjustments to its core capital of around
      (euro)2.1bn including outstanding pension fund liabilities, balance sheet mark-to-market, a reduction in the insurance carrying value, and
      (euro)0.5bn derived from the impact of the special dividend payable by Abbey to its shareholders at closing. On a combined basis for Banco Santander's first half 2004 capital ratios, the core Tier 1 capital ratio would decrease from 6.4 per cent. to 5.8 per cent. and the Tier 1 ratio would be maintained.

                    IMPACT ON COMBINED COMPANY CAPITAL RATIOS

                                                     ADJUSTMENT TO                       BANCO SANTANDER
(EURO)BN              BANCO SANTANDER        ABBEY       ABBEY      SPECIAL DIVIDEND(11)    AND ABBEY
RWA                        217.1             86.6         -                -                303.7
Core Capital                13.8              6.5        (2.1)            (0.5)              17.7
Core Capital (%)             6.4              7.5         -                -                  5.8
Tier 1 Capital              17.6              9.5        (2.1)            (0.5)              24.5
Tier 1 Capital (%)           8.1             10.9         -                -                  8.1

      Following the completion of the Acquisition, existing Abbey shareholders will own a significant proportion of the enlarged Banco Santander group and would therefore benefit from the expected synergies.

--------------------------------------------------------------------------------
(11) Excludes 6 pence dividend differential.

6.    INFORMATION ON ABBEY

      Abbey is a major financial services group in the UK, where it is the second largest provider of residential mortgages. As at 31 December 2003, Abbey had shareholders' funds (including non-equity interests) of (pound)5.3 billion and total assets of (pound)177 billion. For the financial year ended 31 December 2003, Abbey Personal Financial Services reported trading profit before tax of (pound)1.0bn and net attributable income for the group of (pound)(0.7) billion. It employs more than 26,000 people and has approximately 741 UK branches and 17.8 million customers. Abbey released its interim results for the six months ended 30 June 2004 today.

      The Abbey Building Society was formed following the merger of the Abbey Road Building Society and the National Building Society in 1944. On 12 July 1989, Abbey became a plc and floated on the London Stock Exchange.

      Abbey has two main business divisions, Personal Financial Services and the Portfolio Business Unit.

      Personal Financial Services includes the following business areas: Banking and Savings, Investment and Protection, General Insurance and Financial Markets.

6.1   Banking and Savings

      Abbey is the second largest provider of residential mortgages in the UK. Abbey also provides a wide range of retail savings accounts and offers a range of personal banking services including current accounts, unsecured loans and credit cards.

6.2   Investment and Protection

      Abbey offers life and health protection, investment and pensions products primarily through its subsidiaries Abbey National Life, Scottish Mutual Assurance and Scottish Provident.

6.3   General Insurance

      The range of non-life insurance products sold by Abbey includes buildings and contents insurance and payment and protection insurance.

6.4   Treasury Services

      Treasury Services is responsible for the liquidity and capital management activities of the bank and it also incorporates Abbey's financial products and short term markets businesses.

      Portfolio Business Unit

      Businesses that are not consistent with Abbey's current Personal Financial Services strategy are managed within the Portfolio Business Unit. Abbey's intention is to reduce or exit these businesses whilst focusing on getting optimum value to ensure that returns for shareholders are maximised and risk is reduced in a timely manner. The Portfolio Business Unit currently consists of debt securities and corporate loan portfolios and leasing businesses; French operations; First National Motor Finance and Litigation Funding; and International Life Businesses, such as Scottish Mutual International.

7.    INFORMATION ON BANCO SANTANDER

      Banco Santander is a group of banking and financial companies that operates through a network of offices and subsidiaries across Spain and other European (including in Austria, Czech Republic, Germany, Hungary, Italy, Portugal and Norway) and Latin American countries. At 31 December 2003, the Banco Santander Group was the second largest banking group in the Euro zone by market capitalisation with a stock market capitalisation of (euro)44.8 billion, stockholders' equity of (euro)18.4 billion and total assets of (euro)351.8 billion. The Banco Santander Group had an additional (euro)108.9 billion in mutual funds, pension funds and other assets under management at that date. For the financial year ended 31 December 2003, the Banco Santander Group reported net attributable income of (euro)2.6 billion. At that date, it employed approximately 103,000 people, 66 per cent. of whom worked outside of Spain, had approximately 9,200 branches and some 41 million customers worldwide.

      Founded in 1857, Banco Santander developed a leading financial services group both in Spain and internationally. In Latin America, Banco Santander is the leading banking franchise with majority shareholdings in banks in Argentina, Bolivia, Brazil, Chile, Colombia, Mexico, Puerto Rico, Uruguay and Venezuela. As of 31 December 2003, the Banco Santander Group managed a commercial banking business in Latin America with total assets of
      (euro)76.6 billion, off-balance sheet funds of (euro)27.8 billion, 52,229 employees and 3,878 branches. The Banco Santander Group also owns the third largest financial group in Portugal, as well as Banco Santander Consumer, one of the largest consumer finance franchises in Germany, Italy and other European countries.

      The Banco Santander Group has four main business areas where its commercial banking activity is complemented by global businesses: asset management and private banking, corporate banking, investment banking and treasury.

      European Commercial Banking (approximately 52 per cent. of the Banco Santander Group's profits in 2003) covers the banking activities of the different networks and specialised units in Europe. It includes four units: Banco Santander Central Hispano Commercial Banking, Banesto, European Consumer Finance and Portugal.

      Commercial Banking Latin America (approximately 32 per cent. of the Banco Santander Group's profits in 2003) covers the universal banking activities in Latin America conducted through Banco Santander's subsidiary banks and finance companies.

      Asset Management and Private Banking accounted for approximately 9 per cent. of the Banco Santander Group's profits in 2003. Asset management includes pension and mutual funds and bancassurance. Private banking includes those activities carried out with clients through specialised units in Spain and abroad.

      Global Wholesale Banking (approximately 7 per cent. of the Banco Santander Group's profits in 2003) covers corporate banking activities in Spain and Europe, treasury activities in Madrid and New York and investment banking principally in Spain, Portugal, Latin America and New York.

8.    INDUCEMENT FEE

      Banco Santander and Abbey have entered into an inducement fee letter under which Abbey has agreed to pay Banco Santander an inducement fee of (pound)81.7 million if following the release of this announcement but prior to the Scheme becoming effective or the Acquisition lapsing or being withdrawn either: (i) the directors of Abbey withdraw, adversely modify or qualify their recommendation in respect of the Scheme at a time when they are considering a competing offer from a third party, and within one month, the directors recommend, or indicate an intention to recommend, a competing offer; or (ii) a competing offer is made by a third party for Abbey and such competing offer is subsequently successful.

      In addition, Banco Santander and Abbey have given certain commitments to each other to work together to obtain the competition clearances within an agreed timeframe. Banco Santander has agreed to pay Abbey a fee of (pound)81.7million if, following release of this announcement, the Scheme fails to become effective as a result of Condition 2(a) (as set out in Appendix 1 of this announcement) being invoked or not being satisfied as a result of Banco Santander breaching those commitments. The fee will not be payable if Abbey is in breach of its commitments.

9.    MANAGEMENT AND EMPLOYEES

      To ensure stability through the regulatory process and provide continuity until such time as Banco Santander's strategy for Abbey is fully evolved, the Abbey management team will stay in place, with the exception of Stephen Hester, who is leaving the company. Luqman Arnold has agreed to stay on as CEO of Abbey to see the deal through to completion and ensure an orderly transition. He will remain with Abbey until June 2005 if required. Lord Burns will remain involved in the management of Abbey as a member of Banco Santander's International Advisory Board. A UK advisory council will be established, which Lord Burns will chair.

      The existing employment rights, including pension rights, of all management and employees of the Abbey Group will be fully safeguarded.

10.   EFFECT OF THE SCHEME ON THE ABBEY SHARE OPTION SCHEMES

      Certain subsisting options and awards under the Abbey Share Option Schemes, which are not already exercisable, may become exercisable following the Scheme being sanctioned by the Court. All Abbey Shares issued on the exercise of options and awards prior to the Hearing Record Time will be subject to the terms of the Scheme. The Scheme will not extend to Abbey Shares issued, including on the exercise of options and awards, after the Hearing Record Time. However an amendment to the Abbey Articles is to be proposed at the Abbey Extraordinary General Meeting to the effect that Abbey Shares issued on the exercise of options and awards after the Hearing Record Time will automatically be transferred to Banco Santander on a basis which reflects the terms of the Acquisition except that in such circumstances the Banco Santander Shares delivered will either be existing Banco Santander Shares, which were previously held in treasury by Banco Santander or, with the approval of Banco Santander's Shareholders, New Banco Santander Shares. Appropriate proposals will be made to holders of options under the Abbey Share Option Schemes in due course. Details of these proposals, which will include a cash cancellation proposal, will be set out in the Scheme Document.

11.   STRUCTURE OF THE ACQUISITION

      The Acquisition is expected to be effected by means of a scheme of arrangement between Abbey and its shareholders under section 425 of the Companies Act. The procedure involves an application by Abbey to the Court to sanction the Scheme and to confirm the cancellation of Abbey's currently issued ordinary share capital. In consideration for the cancellation of Abbey Shares and the issue of new Abbey Shares to Banco Santander the Abbey Shareholders will receive New Banco Santander Shares on the basis set out in paragraph 2 above.

      Banco Santander Shareholder approval will be required for the capital increase of Banco Santander necessary to allow Banco Santander to issue the New Banco Santander Shares required under the terms of the Acquisition at the Banco Santander General Shareholders Meeting. Before the Court Orders can be sought, the Scheme will require approval (i) by Abbey Shareholders at the Court Meeting and (ii) by the Abbey Shareholders of certain resolutions to be proposed at the Abbey Extraordinary General Meeting.

      The Banco Santander General Shareholders Meeting will be convened for the purposes of considering and, if thought fit, passing resolutions to approve an increase in Banco Santander's share capital necessary to issue the New Banco Santander Shares under the Scheme and to give effect to the Acquisition. For the resolutions to be validly passed, the meeting will require on first call the presence (in person or by proxy) of shareholders representing at least 50 per cent. of the voting capital of Banco Santander (in which case the resolutions may be passed by a simple majority of those voting). On second call the meeting will require the presence (in person or by proxy) of shareholders representing at least 25 per cent. of the voting capital of Banco Santander (in which case, if shareholders representing less than 50 per cent. of the voting capital of Banco Santander are present (either in person or by proxy) at the meeting, the resolutions must be passed by shareholders representing at least two thirds of the Banco Santander Shareholders present or represented at such meeting, and if shareholders representing 50 per cent. or more of the voting capital of Banco Santander are present or represented at the meeting, the resolutions may be passed by shareholders representing a simple majority of those shareholders present or represented at such meeting). It is expected that the meeting will be held on second call.

      The Court Meeting will be convened by order of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without modification). The Scheme will be approved at the Court Meeting if a majority in number representing not less than 75 per cent. in value of Abbey Shareholders present and voting, either in person or by proxy, vote in favour of the Scheme.

      The Abbey Extraordinary General Meeting will be convened for the purposes of considering and, if thought fit, passing a special resolution to approve the reduction of Abbey's share capital and amendments to the Abbey Articles necessary to implement the Scheme and any other resolutions that may be necessary.

      Once the necessary approvals from the Abbey Shareholders and Banco Santander Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme will become effective upon sanction by the Court and registration of the Court Orders by the Registrar of Companies in England and Wales. Upon the Scheme becoming effective, it will be binding on all Abbey Shareholders, irrespective of whether they attended or voted at the Court Meeting or the Abbey Extraordinary General Meeting.

12.   DE-LISTING OF ABBEY SHARES

      The London Stock Exchange and the UK Listing Authority will be requested respectively to cancel trading in Abbey Shares on the London Stock Exchange's market for listed securities and the listing of the Abbey Shares from the Official List by the Effective Date. The last day of dealings in Abbey Shares on the London Stock Exchange is expected to be the Business Day immediately prior to the Effective Date and no transfers will be registered after 6:00 p.m. on that date. On the Effective Date, share certificates in respect of Abbey Shares will cease to be valid and should be destroyed. In addition, entitlements to Abbey Shares held within the CREST system will be cancelled on the Effective Date.

      On the Effective Date, the listing of the Abbey ADSs on the New York Stock Exchange will be cancelled.

13.   ABBEY LISTED SECURITIES

      Abbey has contractual obligations to maintain a listing for certain listed Abbey securities other than the Abbey Shares while they remain in issue. It is the intention of Banco Santander to ensure that Abbey complies with these obligations.

14.   REGULATORY CLEARANCES

      The Acquisition is conditional upon obtaining regulatory clearances from the European Commission, the Financial Services Authority, the CNMV and the Bank of Spain as well as certain other regulatory bodies in other jurisdictions. It is expected that, subject to the satisfaction or, where relevant, waiver, of all of the conditions to the Scheme, the Scheme will become effective and the Acquisition completed before the end of 2004.

15.   SETTLEMENT, LISTING AND DEALING

      Applications will be made for the New Banco Santander Shares to be listed on the Bolsas de Valores, quoted through the Automated Quotation System of the Bolsas de Valores and cleared and settled through Iberclear, the Spanish clearance and settlement system. Iberclear and its member entities maintain a book-entry system on which details of shareholders' holdings of, and trades in Banco Santander Shares will be recorded. A statement of ownership of the New Banco Santander Shares will not be issued by Iberclear unless one is requested by the Banco Santander Shareholder. Such statement is not a definitive certificate of title. In addition, Banco Santander will issue a folleto informativo in connection with the issue and the subsequent listing of the New Banco Santander Shares on the Bolsas de Valores.

      Certificates for New Banco Santander Shares, if requested, will be issued to Abbey Shareholders and cheques for the special dividend will be despatched no later than fourteen days after the Scheme becomes effective.

      It is proposed that, following successful completion of the Acquisition appropriate applications will be made to list the New Banco Santander Shares on the Milan, New York (through ADRs), Lisbon and Buenos Aires stock exchanges.

      Further details on settlement, listing and dealing will be included in the Scheme Document.

16.   TAXATION

      Under Spanish law, Banco Santander will normally be required to withhold 15 per cent. on account of Spanish tax on payment of dividends, subject to such relief as may be available to certain shareholders, under certain double tax treaties concluded by Spain.

17.   DISCLOSURE OF INTERESTS IN ABBEY

      As at 23 July 2004, the last Business Day prior to this announcement, neither Banco Santander, nor any of the directors of Banco Santander, nor their close relatives and related trusts, nor, so far as Banco Santander is aware, any party acting in concert with Banco Santander, owned or controlled any Abbey Shares or held any options to purchase Abbey Shares or had entered into any derivative referenced to Abbey Shares. Subject as aforesaid, Banco Santander is undertaking enquiries in this respect of certain parties who may be presumed by the Panel to be acting in concert with Banco Santander for the purposes of the Acquisition.

18.   GENERAL

      The Scheme Document will be despatched to Abbey Shareholders and, for information only, to holders of options under Abbey Share Option Schemes, in due course. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the Abbey Extraordinary General Meeting, the expected timetable and further information relating to the Banco Santander Shares and will specify the necessary action to be taken by Abbey Shareholders.

      The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. The Acquisition will be governed by English law and will be subject to the jurisdiction of the English courts and the Conditions and further terms set out in Appendix I, and the full terms and conditions to be set out in the Scheme Document. In addition, the Acquisition is subject to the applicable requirements of Spanish law and regulation.

      In accordance with Rule 2.10 of the City Code, as at 23 July 2004, 1,475,921,396 Abbey Shares were in issue. The International Securities Identification Number for Abbey Shares is GB0000044551. In addition, as at 23 July 2004, 4,768,402,943 Banco Santander Shares were in issue. The International Securities Identification number for Banco Santander Shares is ES 0113900J37.

      Banco Santander is being advised by Goldman Sachs, JPMorgan and Merrill Lynch. Abbey is being advised by Morgan Stanley. Lehman Brothers International and UBS Investment Bank are acting as joint brokers to Abbey.

19.   RECOMMENDATION

      The Abbey Board, which has been so advised by Morgan Stanley, considers the terms of the Acquisition to be fair and reasonable. In providing advice to the Abbey Board, Morgan Stanley has taken into account the commercial assessment of the Abbey Board. Accordingly, the Abbey Board intends unanimously to recommend that Abbey Shareholders vote in favour of the Scheme. The directors of Abbey have confirmed to Banco Santander that they intend to vote in favour of the Scheme in respect of their own respective beneficial holdings of Abbey Shares (representing, in aggregate, approximately 0.1 per cent. of the issued ordinary share capital of Abbey).

ENQUIRIES:

BANCO SANTANDER

Keith Grant (Head of International Media)   + 34 91 289 5206

Peter Greiff (Deputy Head of International  + 34 91 289 5207
Media)

INVESTORS AND ANALYSTS:

Ana Wang                                    + 34 91 259 6516
                                            + 34 91 259 6520

GOLDMAN SACHS INTERNATIONAL                 JPMORGAN

Mike Esposito     + 44 207 774 1000         Terry Eccles       + 44 207 325 4169

Guillermo Garcia  + 44 207 774 1000         Piers Davison      + 44 207 325 4169

MERRILL LYNCH

Andrea Orcel      + 44 207 628 1000
Michael Findlay   + 44 207 628 1000

ABBEY

INVESTORS AND ANALYSTS

Jonathan Burgess  + 44 207 756 4182

MERRILL LYNCH

Andrea Orcel      + 44 207 628 1000
Michael Findlay   + 44 207 628 1000

ABBEY MEDIA RELATIONS

Christina Mills   + 44 207 756 4212
Matthew Young     + 44 207 756 4232
Thomas Coops      + 44 207 756 5536

MORGAN STANLEY

Simon Robey       + 44 207 425 5555
Caroline Silver   + 44 207 425 5555
William Chalmers  + 44 207 425 5555

JOINT BROKERS TO ABBEY

LEHMAN BROTHERS INTERNATIONAL               UBS INVESTMENT BANK

Stephen Pull      + 44 207 102 1000         Tim Waddell       + 44 207 567 8000
Charles King      + 44 207 102 1000         Christopher Smith + 44 207 567 8000

BRUNSWICK

Susan Gilchrist   + 44 207 404 5959
John Sunnucks     + 44 207 404 5959

The availability of the Acquisition to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Banco Santander resulting from and following the implementation of the Scheme. These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, Banco Santander's ability to successfully combine the businesses of Banco Santander and Abbey and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. Neither Banco Santander nor Abbey undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities. The New Banco Santander Shares to be issued to Abbey Shareholders under the Scheme have not been, and will not be, registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States, or of Canada, Australia or Japan and no regulatory clearances in respect of the registration of New Banco Santander Shares have been, or will be, applied for in any jurisdiction. It is expected that the New Banco Santander Shares will be issued in reliance upon the exemption from the registration requirements of that Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, Abbey Shareholders who are or will be "affiliates" of Abbey or Banco Santander prior to, or of Banco Santander after, the Effective Date will be subject to certain transfer restrictions relating to the New Banco Santander Shares received in connection with the Scheme.

Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Banco Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to customers of Goldman Sachs nor for providing advice in relation to the Acquisition, or any matter referred to herein.

JPMorgan, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Banco Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to customers of JPMorgan nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Merrill Lynch, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Banco Santander as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Banco Santander for providing the protections afforded to clients of Merrill Lynch nor for providing advice in relation to the Acquisition or any matter referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Lehman Brothers International is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Lehman Brothers International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

USB Investment Bank is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of USB Investment Bank nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Banco Santander or of Abbey, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Banco Santander or Abbey is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service (as specified in the Listing Rules) and the Panel by not later than 12.00 noon (London time) on the Business Day following the date of the transaction of every dealing in such securities during the period to the date on which the Scheme becomes effective (or, if applicable, the Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn). Dealings by Banco Santander or by Abbey or by their respective "associates" (within the definition set out in the City Code) in any class of securities of Banco Santander or Abbey until the end of such period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

                                   APPENDIX I

       CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

1. The Acquisition will be conditional upon the Scheme becoming unconditional and becoming effective, by not later than 31 March 2005 or such later date (if any) as Abbey and Banco Santander and the Court may agree.

      The Scheme will be conditional upon:

      (a) approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of Abbey Shares (or the relevant class or classes thereof), present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

      (b) the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the Abbey Extraordinary General Meeting or any adjournment of that meeting;

      (c) any resolutions of Banco Santander Shareholders required in connection with the approval of the Acquisition and the implementation of the Scheme (including approval of the proposed increase in Banco Santander's share capital required to issue the New Banco Santander Shares) being passed at the Banco Santander General Shareholders Meeting or any adjournment of that meeting;

      (d) the sanction (with or without modifications on terms acceptable to Banco Santander) of the Scheme and the confirmation of any reduction of capital involved therein by the Court and an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and in relation to the reduction of capital, being registered;

      (e) the registration with the CNMV of (i) the comunicacion previa and the folleto informativo relating to the issue of the New Banco Santander Shares; (ii) the supporting documents, and (iii) any other documents (including any supplement or additional information to the folleto informativo) the CNMV may require for the verification of the capital increase necessary for the issue of the New Banco Santander Shares, including the communication from the Bank of Spain regarding the no-objection to the capital increase;

      (f)   the Financial Services Authority giving notice in writing under section 184(1) of FSMA, in terms reasonably satisfactory to Banco Santander, of its approval in respect of any acquisition of or increase in control over (as defined in section 179 of FSMA) any member of the Abbey Group which is a UK authorised person (as defined in section 178(4) of FSMA) which would result from the Scheme becoming effective or being treated as having given its approval by virtue of section 184(2) of FSMA;

      (g) the Financial Services Authority giving notice in writing in terms reasonably satisfactory to Banco Santander and Abbey under section 62(1) of FSMA of its approval of the assumption by certain officers and employees of Abbey of similar FSA controlled functions on behalf of Banco Santander or any affiliate of Banco Santander which is an authorised person;

      (h) the Bank of Spain giving consent to the Acquisition insofar as it entails the indirect acquisition by Banco Santander of non-EU credit entities directly or indirectly owned by Abbey; and

      (i) the expiration of the required waiting period under the US Hart-Scott-Rodino Act.

2. Abbey and Banco Santander have agreed that, subject as stated in paragraph 3 below, the Acquisition will be conditional upon the following matters, and, accordingly, the necessary actions to make the Acquisition effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

      (a) to the extent that Council Regulation (EC) No. 139/2004 (the "ECMR") may be applied:

            (i) the European Commission issuing a decision under Article 6(1)(b) of the ECMR, or being deemed to have done so under
                  Article 10(6) of the ECMR, declaring the Acquisition compatible with the common market without attaching to its decision any conditions or obligations that require commitments from Banco Santander that are on terms which Banco Santander, in its entire discretion, does not consider appropriate or satisfactory to Banco Santander at that stage; or

            (ii) in the event that a request under Article 9(2) of the ECMR has been made by the UK:

                  (a) the European Commission indicating that it has decided not to refer the Acquisition (or any part thereof) or any matter arising therefrom to the OFT in accordance with Article 9(1) of the ECMR and issuing a decision under Article 6(1)(b) of the ECMR or being deemed to have done so under Article 10(6) of the ECMR declaring the Acquisition compatible with the common market without attaching to its decision any conditions or obligations that require commitments from Banco Santander that are on terms which Banco Santander, in its entire discretion, does not consider appropriate or satisfactory to Banco Santander at this stage; and

                  (b) where the European Commission has indicated that it has decided to refer the Acquisition (or any part thereof) or any matter arising therefrom to the OFT in accordance with Article 9(1) of the ECMR, and being established to the satisfaction of Banco Santander and Abbey that

                        (1) neither the Acquisition nor any matters or arrangements arising therefrom or related thereto will be referred to the Competition Commission;

                        (2) it is not and will not be necessary, in order to avoid any such reference to the Competition Commission, for Banco Santander to give undertakings to the OFT except where any such undertakings are on terms which Banco Santander in its entire discretion considers satisfactory; or

                        (3) there has been no statement or intervention by the OFT or the Secretary of State for the Department of Trade and Industry (the "SECRETARY OF STATE") indicating that it is necessary or desirable for any aspect of the Acquisition or any matters or arrangements arising therefrom or related thereto to be altered, amended or modified except on terms which Banco Santander in its entire discretion considers satisfactory;

                        and in relation to any decision of the OFT or the Secretary of State which has resulted in the satisfaction of (1), (2) or (3) above (a "DECISION") it being established to the satisfaction of Banco Santander that:

                        (1) the period of four weeks within which an application for review of the Decision by the Competition Appeal Tribunal ("CAT") may be made has expired without any such application having been made by any Third Party;

                        (2) the period of four weeks within which an application for review of the Decision by the CAT may be made has expired and the CAT has dismissed any application for review of the Decision made by a Third Party; or

                        (3) an application for review of the Decision having been made by a Third Party and the CAT having quashed the Decision in whole or part and remitted the matter to the OFT or Secretary of State, as the case may be, and the OFT or Secretary of State has made a further Decision;

      (b) no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any such action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order or having taken any other steps which would or is likely to:

            (i) make the Acquisition, its implementation or the acquisition of any Abbey Shares by any member of the Wider Banco Santander Group void, unenforceable or illegal under the laws of any jurisdiction or otherwise restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or require amendment of the Acquisition;

            (ii) require, prevent or delay the divestiture or materially alter the terms envisaged for a proposed divestiture by any member of the Wider Banco Santander Group or by any member of the Wider Abbey Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, which in any such case is material in the context of the Banco Santander Group or the Abbey Group in either case taken as a whole;

            (iii) impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Banco Santander Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in Abbey or on the ability of any member of the Wider Abbey Group or any member of the Wider Banco Santander Group to hold or exercise effectively any rights of ownership of shares or other securities in or to exercise management control over any member of the Wider Abbey Group;

            (iv) require any member of the Wider Banco Santander Group or the Wider Abbey Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Abbey Group or any asset owned by any third party (other than in the implementation of the Acquisition);

            (v) require, prevent or delay a divestiture, by any member of the Wider Banco Santander Group of any shares or other securities (or the equivalent) in Abbey;

            (vi) result in any member of the Wider Abbey Group ceasing to be able to carry on business under any name which it presently does so the effect of which is material in the context of the Abbey Group taken as a whole;

            (vii) impose any limitation on the ability of any member of the
                  Wider Banco Santander Group or any member of the Wider Abbey Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Banco Santander Group and/or the Wider Abbey Group which is adverse to and material in the context of the group concerned taken as a whole; or

            (viii) otherwise affect the business, assets, profits or prospects of any member of the Wider Banco Santander Group or any member of the Wider Abbey Group in a manner which is adverse to and material in the context of the Banco Santander Group taken as a whole or the Abbey Group taken as a whole (as the case may be);

            and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws of any jurisdiction in respect of the Acquisition, the Scheme or the proposed acquisition of any Abbey Shares having expired, lapsed, or been terminated;

      (c) all necessary or appropriate notifications, applications and/or filings having been made in connection with the Acquisition and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with in connection with the Scheme and all Authorisations necessary or reasonably deemed appropriate by Banco Santander in any jurisdiction for or in respect of the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control of, Abbey by any member of the Wider Banco Santander Group having been obtained in terms and in a form reasonably satisfactory to Banco Santander from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Abbey Group or the Wider Banco Santander Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Banco Santander to carry on the business of any member of the Wider Abbey Group in any jurisdiction having been obtained, in each case where the direct consequence of a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would have a material adverse effect on the Abbey Group as a whole and all such Authorisations remaining in full force and effect at the Effective Date and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

      (d) save as fairly disclosed in writing by or on behalf of Abbey to Banco Santander or as publicly announced to a Regulatory Information Service by or on behalf of Abbey (in each case) prior to the date of this announcement, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which any member of the Wider Abbey Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, or any event or circumstance having occurred which under any agreement, arrangement, licence, permit, lease or other instrument which any member of the Wider Abbey Group is a party to or to which any member of the Wider Abbey Group or any of its assets may be bound, entitled or subject would result in, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Banco Santander Group of any shares or other securities (or the equivalent) in Abbey or because of a change in the control or management of any member of the Abbey Group or otherwise, could or might reasonably be expected to result in, to an extent which is material in the context of the Wider Abbey Group taken as a whole:

            (i) any monies borrowed by, or any other indebtedness, actual or contingent, of any member of the Wider Abbey Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

            (ii) the rights, liabilities, obligations, interests or business of any member of the Wider Abbey Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider Abbey Group in or with any other firm or company or body or person (or any agreement or arrangements relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

            (iii) any member of the Wider Abbey Group ceasing to be able to carry on business under any name under which it presently does so;

            (iv) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Abbey Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Abbey Group otherwise than in the ordinary course of business;

            (v) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Abbey Group;

            (vi) the value of, or the financial or trading position or prospects of any member of the Wider Abbey Group being prejudiced or adversely affected;

            (vii) the creation of any liability (actual or contingent) by any member of the Wider Abbey Group; or

            (viii) any liability of any member of the Wider Abbey Group to make any severance, termination, bonus or other payment to any of the directors or other officers;

      (e) except as fairly disclosed in writing by or on behalf of Abbey to Banco Santander, or disclosed in the Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of Abbey (in each case) prior to the date of this announcement, no member of the Wider Abbey Group having since 31 December 2003:

            (i) (save as between Abbey and wholly-owned subsidiaries of Abbey and save for the issue of Abbey Shares on the exercise of options granted under the Abbey Share Option Schemes or pursuant to Abbey's dividend reinvestment scheme) issued or agreed to issue or authorised or proposed the issue of additional equity share capital within the meaning of section 744 of the Companies Act of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such equity share capital;

            (ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether in cash or otherwise) other than to Abbey or one of its wholly-owned subsidiaries and save for the interim dividend for the financial year ending 31 December 2004 announced today and the special dividend of 25 pence plus 6 pence for dividend differential announced on 26 July 2004;

            (iii) save for transactions between Abbey and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, merged with or demerged or acquired any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so in each case other than in the ordinary course of business;

            (iv) save as between Abbey and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital other than in the course of carrying out its current banking activities;

            (v) issued, authorised or proposed the issue of any debentures, or (save as between Abbey and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or contingent liability otherwise than in a manner which is materially consistent with business of the Wider Abbey Group;

            (vi) entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (otherwise than in the ordinary course of business) which is of a long term, unusual or onerous nature, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Abbey Group or which is or is likely to be materially restrictive on the business of any member of the Abbey Group or the Banco Santander Group;

            (vii) entered into or varied the terms of any contract, service agreement or any arrangement with any director or senior executive of any member of the Wider Abbey Group;

            (viii) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider Abbey Group;

            (ix) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

            (x) implemented, effected or authorised, proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement other than in the ordinary course of business;

            (xi) purchased, redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital to an extent which (other than in the case of Abbey) is material in the context of the Abbey Group taken as a whole;

            (xii) waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Abbey Group taken as a whole;

            (xiii) (other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or had any legal proceedings instituted or threatened against it for its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;-

            (xiv) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

            (xv) entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to or announced an intention to effect or propose any of the transactions, matters or events referred to in this paragraph;

      (f) except as fairly disclosed in writing by or on behalf of Abbey to Banco Santander or disclosed in the Annual Report and Accounts, or as publicly announced to a Regulatory Information Service by or on behalf of Abbey (in each case) prior to the date of this announcement, since 31 December 2003:

            (i) there having been no adverse change in the business, assets, financial or trading position or profits of any member of the Wider Abbey Group which is material in the context of the Wider Abbey Group taken as a whole;

            (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider Abbey Group or to which any member of the Wider Abbey Group is or may become a party (whether as plaintiff or defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider Abbey Group having been threatened, announced or instituted or remaining outstanding which, in any such case, might be reasonably likely to adversely affect any member of the Wider Abbey Group to an extent which is material to the Wider Abbey Group taken as a whole;

            (iii) no contingent or other liability having arisen or being likely to arise or having become apparent to Banco Santander which is or would be likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Abbey Group to an extent which is material to the Abbey Group taken as a whole; and

            (iv) no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Abbey Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely to adversely affect the Wider Abbey Group taken as a whole;

      (g) except as fairly disclosed in writing by or on behalf of Abbey to Banco Santander or publicly announced to a Regulatory Information Service by or on behalf of Abbey, in each case prior to the date of this announcement, Banco Santander not having discovered:

            (i) that any financial, business or other information concerning the Wider Abbey Group publicly disclosed or disclosed to any member of the Banco Santander Group at any time by or on behalf of any member of the Wider Abbey Group is materially misleading, contains a misrepresentation of material fact or omits to state a material fact necessary to make the information contained therein not misleading;

            (ii) that any member of the Wider Abbey Group is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts, Interim Results or Quarter One Trading Statement of Abbey, and which is material in the context of the Abbey Group; or

            (iii) any information which affects the import of any information disclosed to Banco Santander prior to the date of this announcement at any time by or on behalf of any member of the Wider Abbey Group and which is material in the context of the Wider Abbey Group taken as a whole; and

      (h) except as fairly disclosed in writing by or on behalf of Abbey to Banco Santander or publicly announced to a Regulatory Information Service by or on behalf of Abbey, in each case prior to the date of this announcement, in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider Abbey Group (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party; and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, reinstate or clean up the environment (including any property), which (in each case) is material in the context of the Wider Abbey Group taken as a whole; and

      (i) the approval if required of the National Association of Securities Dealers, Inc. and any relevant US state government agency of the change in control of Abbey Securities Inc.

3. Banco Santander reserves the right to waive in whole or in part all or any of the Conditions except Condition 1. Banco Santander will be under no obligation to waive or treat as satisfied any of the conditions in Condition 2 notwithstanding that the other Conditions may have been waived or satisfied and that there are no circumstances indicating that the relevant condition may not be capable of satisfaction.

4. Save with the consent of the Panel, the Acquisition will lapse and the Scheme will not proceed if, before the date of the Court Meeting, the European Commission initiates proceedings under Article 6(1)(c) of the ECMR or, following a referral by the European Commission under Article 9(3) of the ECMR to a competent authority in the United Kingdom, there is a subsequent reference to the Competition Commission.

5. If Banco Santander is required by the Panel to make an offer for Abbey Shares under the provisions of Rule 9 of the City Code, then Banco Santander may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

6. Banco Santander reserves the right to elect to implement the Acquisition by way of an Offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage (not being less than 50 per cent.) as Banco Santander may decide) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

7. The Acquisition and the Scheme will be governed by English law and be subject to the jurisdiction of the English courts. The Acquisition will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code and any applicable Spanish laws or regulations.


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                                   APPENDIX II

                        SOURCES AND BASES OF INFORMATION

            Save as otherwise stated, the following constitute the bases and sources of certain information referred to in this announcement:

1. The financial information relating to Banco Santander has been extracted from its audited annual accounts for the years to which such information relates and the interim and quarterly unaudited financial statements as published by Banco Santander for the relevant periods, all of which are prepared in accordance with Spanish GAAP.

2. The financial information relating to Abbey has been extracted from its audited annual accounts for the relevant periods and the interim and quarterly unaudited financial statements for the relevant periods as published by Abbey, all of which are prepared in accordance with UK GAAP.

3. The value placed on the entire issued ordinary share capital of Abbey by the Acquisition is based on 1,475,921,396 Abbey Shares in issue at the date of this announcement.

4. All prices quoted for Abbey Shares and Banco Santander Shares are Closing Prices.

5.    The following exchange rate has been used in this announcement:
      (euro)1.50545: (pound)1.00.


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                                  APPENDIX III

                                   DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"Abbey"                          Abbey National plc;

"Abbey ADSs"                     the American Depositary Shares of Abbey, each
                                 representing two Abbey Shares;

"Abbey Articles"                 the articles of association of Abbey in force
                                 from time to time;

"Abbey Board"                    the board of directors of Abbey as at the date
                                 of this announcement;

"Abbey Extraordinary             the extraordinary general meeting of Abbey
General Meeting"                 Shareholders (and any adjournment thereof)
                                 to be convened in connection with the
                                 Acquisition;

"Abbey Group"                    Abbey and its subsidiary undertakings;

"Abbey Share Option Schemes"     Abbey plc 2001 Executive Share Option Scheme
                                 and equivalent predecessor executive share option scheme, Abbey plc Sharesave Scheme, Abbey All Employee Share Option Schemes, Abbey plc Performance Share Plan, Abbey plc Share
                                 Matching Scheme, Abbey Deferred Bonus Plan and the Abbey Treasury Services Deferred Bonus
                                 Scheme and "Abbey Share Option Scheme" means any one of them;

"Abbey Shareholders"             the registered holders of Abbey Shares and
                                 "Abbey Shareholder" means any of such holders;

"Abbey Shares"                   the ordinary shares of 10 pence each in the
                                 capital of Abbey and "Abbey Share" means any one of them;

"Acquisition"                    the proposed acquisition by Banco Santander of
                                 Abbey by means of the Scheme of Arrangement;

"Annual Report and Accounts"     the annual report and accounts of Abbey for the
                                 year ending 31 December 2003;

"Authorisations"                 authorisations, orders, grants, recognitions,
                                 confirmations, consents, licences, clearances, certificates, permissions or approvals;

"Automated Quotation System"     the electronic trading system which links the
                                 Bolsas de Valores (stock exchanges) in Spain;

"Bolsas de Valores"              the Bolsas de Valores (stock exchanges) of
                                 Madrid, Barcelona, Bilbao and Valencia;

"Banco Santander"                Banco Santander Central Hispano, S.A.;

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

"Banco Santander ADRs"           the American Depositary Receipts of Banco
                                 Santander, each representing one Banco
                                 Santander Share;

"Banco Santander General         the general shareholders meeting of Banco
Shareholders Meeting"            Santander to be convened in connection with the
                                 proposed increase in Banco Santander's share capital;

"Banco Santander Board"          the board of directors of Banco Santander as at
                                 the date of this announcement;

"Banco Santander Group"          Banco Santander and its subsidiary
                                 undertakings;

"Banco Santander Shares"         the existing shares of (euro)0.50 each in the
                                 capital of Banco Santander and "Banco Santander
                                 Share" means any one of them;

"Banco Santander Shareholders"   holders of Banco Santander Shares and "Banco
                                 Santander Shareholder" means any one of them;

"Business Day"                   a day (excluding Saturdays, Sundays and public
                                 holidays) on which banks are generally open for business in the City of London or Madrid, as applicable;

"City Code"                      the City Code on Takeovers and Mergers;

"Closing Price"                  the closing middle-market quotation of an Abbey
                                 Share as derived from the London Stock Exchange
                                 Daily Official List or the closing market price of a Banco Santander Share as derived from Bolsas de Valores (as the context requires);

"CNMV"                           Comision Nacional del Mercado de Valores, the
                                 Spanish securities regulator;

"Companies Act"                  the Companies Act 1985, as amended;

"Competition Commission"         the body corporate known as the Competition
                                 Commission as established under section 45 of the Competition Act 1998, as amended;

"Conditions"                     the conditions to the implementation of the
                                 Acquisition set out in Appendix I of this announcement and "Condition" means any one of them;

"Court"                          the High Court of Justice in England and Wales;

"Court Meeting"                  the meeting of the Scheme Shareholders (and any
                                 adjournment thereof) to be convened pursuant to an order of the Court pursuant to section 425 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment);

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

"Court Orders"                   the orders of the Court granted at the First
                                 Court Hearing (sanctioning the Scheme under section 425 of the Companies Act) and at the Second Court Hearing (confirming the reduction of capital provided for by the Scheme under section 137 of the Companies Act), respectively or, where the context so requires, either of them;

"CREST" the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in CREST);

"CRESTCo"                        CRESTCo Limited;

"Daily Official List"            the daily official list of the London Stock
                                 Exchange;

"Effective Date"                 the date on which the Scheme becomes effective
                                 in accordance with its terms;

"Exchange Ratio"                 the ratio of 1 Banco Santander Share to 1 Abbey
                                 Share;

"First Court Hearing"            the hearing by the Court of the petition to
                                 sanction the Scheme under section 425 of the Companies Act;

"FSMA"                           Financial Services and Markets Act 2000;

"Goldman Sachs"                  Goldman Sachs International;

"Hearing Record Time"            6.00 p.m. on the Business Day immediately
                                 preceding the Second Hearing Date;

"Iberclear"                      the Spanish clearance and settlement system of
                                 that name through which holdings of, and trades in, Banco Santander Shares are, and the New
                                 Banco Santander Shares will be, cleared and settled;

"Interim Results"                means the unaudited interim financial results
                                 of Abbey for the six month period ending 30
                                 June 2004;

"JPMorgan"                       J.P. Morgan plc;

"Listing Rules"                  the Listing Rules of the UK Listing Authority;

"London Stock Exchange"          London Stock Exchange plc or its successor;

"Meetings"                       the Court Meeting and the Abbey Extraordinary
                                 General Meeting;

"Merrill Lynch"                  Merrill Lynch International;

"Morgan Stanley"                 Morgan Stanley & Co. Limited;

"New Banco Santander Shares"     the Banco Santander Shares proposed to be
                                 issued and credited as fully paid pursuant to the Acquisition;

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

"Offer" should Banco Santander elect to make the Acquisition by way of an offer, the recommended offer to be made by Goldman Sachs, JP Morgan and Merrill Lynch on behalf of Banco Santander to acquire all of the Abbey Shares, including as appropriate the offer to holders of Abbey ADSs in respect of the Abbey Shares underlying such ADSs, on the terms and subject to the conditions set out in this announcement and to be set out in the formal offer document and where the context admits, any subsequent revision, variation, extension or renewal of such offer;

"offer period"                   has the meaning given to it in the City Code;

"Office of Fair Trading"         the UK Office of Fair Trading;
or "OFT"

"Panel"                          the Panel on Takeovers and Mergers;

"Quarter One Trading Statement"  the trading statement relating to the unaudited results of Abbey for the three months to 31
                                 March 2004;

"Regulations"                    the Uncertificated Securities Regulations 2001
                                 (SI 2001/3755) including any modification thereof or any regulations in substitution therefore made under section 207 of the Companies Act and for the time being in force;

"Regulatory Information          any of the services set out in schedule 12
Service"                         of the Listing Rules;

"Repurchase Programme"           the share repurchase programme which Banco
                                 Santander was authorised to implement at a meeting of its shareholders on 19 June 2004;

"Scheme" or "Scheme of           the proposed scheme of arrangement under
Arrangement"                     section 425 of the Companies Act between Abbey
                                 and the holders of the Scheme Shares, with or subject to any modification thereof or in addition thereto or condition agreed by Abbey and Banco Santander and which the Court may think fit to approve or impose;

"Scheme Document"                the document to be posted to Abbey Shareholders
                                 and others containing, inter alia, the Scheme and the notice of the Meetings;

"Scheme Shareholders"            the holders of Scheme Shares;

"Scheme Shares"                  Abbey Shares:

                                 (a) in issue on the date of this announcement;

                                 (b) (if any) issued after the date of this
                                     announcement and prior to the Voting Record
                                     Time;

                                 (c) (if any) issued on or after the Voting
                                     Record Time and at or prior to the Hearing
                                     Record Time either on terms that the
                                     original or any subsequent holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the adoption of the amendment to the Abbey Articles to be adopted at the Abbey Extraordinary General Meeting, in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;

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

"Secretary of State"             the UK Secretary of State for Trade and
                                 Industry;

"Securities Act"                 the United States Securities Act of 1933,
                                 as amended;

"Second Court Hearing"           the hearing by the Court of the petition to
                                 confirm the reduction of capital provided for by the Scheme under section 137 of the Companies Act;

"Spanish GAAP"                   generally accepted accounting principles in
                                 Spain;

"Third Party"                    a government, governmental, quasi-governmental,
                                 supranational, statutory, regulatory or
                                 investigative body, trade agency, court, association, institution or any other body or person in any jurisdiction;

"UK Listing Authority"           the Financial Services Authority in its
                                 capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000;

"United Kingdom" or "UK"         the United Kingdom of Great Britain and
                                 Northern Ireland and its dependent territories;

"UK GAAP"                        generally accepted accounting principles in the
                                 UK;

"United States" or "US"          the United States of America (including the
                                 states of the United States and the District of Columbia), its possessions and territories and all areas subject to its jurisdiction;

"Voting Record Time"             the time fixed by the Court and Abbey for
                                 determining the entitlement to vote,
                                 respectively, at the Court Meeting and the Abbey Extraordinary General Meeting as set out in the notices thereof;

"Wider Abbey Group"              the Abbey Group and associated undertakings and
                                 any other body corporate, partnership, joint venture or person in which the Abbey Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent;

"Wider Banco Santander Group"    the Banco Santander Group and associated
                                 undertakings and any other body corporate, partnership, joint venture or person in which the Banco Santander Group and such undertakings
                                 (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

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

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       BANCO SANTANDER CENTRAL HISPANO, S.A.

Date:  July 26, 2004                   By: /s/ Jose Antonio Alvarez
                                           ---------------------------------
                                           Name:  Jose Antonio Alvarez
                                           Title: Executive Vice President